Change in Independent Accountants

Based on the recommendation of the Audit Committee of SteinRoe Variable Investment Trust, on August 3, 1999 the Board of Trustees determined not to retain KPMG LLP's as the Fund's independent accountant and voted to appoint PricewaterhouseCoopers LLP as independent accountants for the year ended December 31,1999. During the two most recent fiscal years, KPMG LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principle. There were no disagreements in accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of KPMG LLP would have caused it to make reference to the disagreement in its report on the financial statements for such years or through August 3, 1999.